Exhibit 99.1

Barclays Bank PLC

This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2019, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC	3

Table of Contents

Results Announcement	Page

Notes	5

Financial Review	6-7

Risk Management

● Risk Management and Principal Risks	8

● Credit Risk	9-11

● Market Risk	12

● Treasury and Capital Risk	13-14

Condensed Consolidated Financial Statements	15-20

Financial Statement Notes	21-46

Other information	47

Glossary of Terms	48-68

Capitalisation and Indebtedness	69

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Barclays Bank PLC	4

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2019 to the corresponding six months of 2018 and balance sheet analysis as at 30 June 2019 with comparatives relating to 31 December 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 31 July 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the UK and the US in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	5

Financial Review

Barclays Bank Group results
for the half year ended	30.06.19	30.06.18
	£m	£m	% Change
Total income	7,122	7,253	(2)
Credit impairment charges and other provisions	(510)	(156)
Net operating income	6,612	7,097	(7)
Operating expenses	(4,842)	(4,757)	(2)
Litigation and conduct	(68)	(1,627)	96
Total operating expenses	(4,910)	(6,384)	23
Other net income	23	12	92
Profit before tax	1,725	725
Tax charge[1]	(260)	(294)	12
Profit after tax in respect of continuing operations	1,465	431
Loss after tax in respect of discontinued operations	-	(47)
Non-controlling interests in respect of continuing operations	-	1
Other equity instrument holders	(294)	(310)	5
Attributable profit	1,171	75

Balance sheet information	30.06.19 £bn	31.12.18 £bn
Cash and balances at central banks	123.6	136.4
Loans and advances at amortised cost	144.7	137.0
Trading portfolio assets	120.0	104.0
Financial assets at fair value through the income statement	156.2	145.3
Derivative financial instrument assets	244.4	222.7
Deposits at amortised cost	215.1	199.3
Financial liabilities designated at fair value	229.9	217.7
Derivative financial instrument liabilities	243.0	219.6

Capital metric[2,3]	30.06.19%	31.12.18%
Common equity tier 1 (CET1) ratio	13.4	13.5

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £84m. Further detail can be found in Note 1 Basis of preparation on pages 21 to 22.

2

Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to treasury and capital risk on page 14.

3

The CET1 ratio is calculated applying the IFRS 9 transitional arrangement of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further information on the implementation of CRR II see page 14.

Barclays Bank PLC	6

Financial Review

Barclays Bank Group Overview

Barclays Bank PLC is the non-ring-fenced bank which forms part of the Barclays Group and consists of Corporate and Investment Bank (CIB), Consumer, Cards and Payments and Head Office.

In H119, Barclays Bank PLC’s profit improved significantly compared to H118 due to a non-recurrence of the settlement relating to Residential Mortgage-Backed Securities (RMBS) with the US Department of Justice (DoJ). CIB income reflected a decrease in Markets and lower Banking fees, which was impacted by a decline in the Banking fee pool across the industry1, compared to a strong H118. Credit impairment charges normalised in the CIB. Operating expenses, excluding litigation and conduct, increased driven by Consumer, Cards and Payments including investment in US cards, merchant acquiring and wealth. This was offset by lower compensation accruals within CIB.

Group performance

●

Profit before tax increased 138% to £1,725m driven by lower losses in Head Office of £330m (H118: £1,887m) due to a non-recurrence of the settlement relating to RMBS with the DoJ. This was partially offset by a £482m decrease in CIB to £1,453m and £75m decrease in Consumer, Cards and Payments to £602m

●	The 7% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses

●	Total income decreased 2% to £7,122m (H118: £7,253m)

–	CIB income of £5,149m decreased 4% driven by a 8% decline in Banking reflecting the smaller Banking fee pool across the industry[1], a 6% decline in Markets and by a 2% decline in Corporate

–

Consumer, Cards and Payments income increased 3% to £2,193m reflecting balance growth in the US cards business, partnership growth in merchant acquiring, appreciation of USD against GBP, offset by the non-recurrence of a £53m gain on the sale of a US cards portfolio in H118

–

Head Office loss decreased by 14% to £220m driven by hedge accounting losses that did not repeat, partially offset by a non-recurrence of prior year gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Credit impairment charges increased to £510m (H118: £156m)

–	CIB credit impairment charges increased to £96m (H118: release of £182m) due to the non-recurrence of favourable macroeconomic forecast updates and single name releases in H118

–	Consumer, Cards and Payments credit impairment charges increased to £396m (H118: £343m) due to the non-recurrence of favourable macroeconomic forecast updates in H118

●	Total operating expenses decreased 23% to £4,910m (H118: £6,384m)

–	CIB operating expenses are stable at £3,615m as variable compensation accruals were reduced in response to performance in Q119, partially offset by continued investment in the business

–	Consumer, Cards and Payments operating expenses increased 7% to £1,211m driven by continued investment in US cards, merchant acquiring and wealth

–	Head Office operating expenses decreased 95% to £84m due to a non-recurrence of settlement relating to RMBS with the DoJ

●

H118 loss after tax in respect of discontinued operations of £47m included the results of the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC

●

The effective tax rate was 15.1%. This reflects a change in accounting standards requiring tax relief on payments made under Additional Tier 1 (AT1) instruments, to be recognised in the income statement

Balance sheet and capital

●	Trading portfolio assets increased £16.0bn to £120.0bn due to increased trading activity compared to year-end 2018

●

Derivative financial instrument assets and liabilities increased £21.7bn to £244.4bn and £23.4bn to £243.0bn respectively driven by a decrease in major interest rate curves, principally in the second quarter

●	Financial assets at fair value through the income statement increased £10.9bn to £156.2bn due to increased secured lending compared to year-end 2018

●	Deposits at amortised cost increased £15.8bn to £215.1bn due to increased customer deposits

●	The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2019 was 13.4%, which is above regulatory capital minimum requirements

1	Data Source: Dealogic for period 1 January 2019 to 30 June 2019.

Barclays Bank PLC	7

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in Barclays Bank Group are defined in the Barclays Group’s Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Group, the process by which Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. It is approved by the Barclays PLC Board Risk Committee on recommendation of the Barclays Group Chief Risk Officer; it is then adopted by the Barclays Bank Group with minor modifications where required to meet regulatory expectations.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2018 available at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, including the risks associated with the process of the UK withdrawal from the European Union which continue to be closely monitored by Barclays Group. Impairment as at 30 June 2019 continues to include an adjustment of £50m representing the estimated impact of anticipated economic uncertainty in the UK (for further detail please see page 11). No significant changes to the principal risks or previously identified material existing and emerging risks are currently expected for the remaining six months of the year.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays Bank PLC	8

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,262	614	60	92	766	1,183	13,211
Credit cards, unsecured loans and other retail lending	31,753	4,227	305	290	4,822	2,057	38,632
Corporate loans	86,126	7,695	595	1,000	9,290	1,136	96,552
Total	129,141	12,536	960	1,382	14,878	4,376	148,395

Impairment allowance
Home loans	28	26	11	10	47	318	393
Credit cards, unsecured loans and other retail lending	349	563	105	143	811	1,423	2,583
Corporate loans	122	225	18	6	249	384	755
Total	499	814	134	159	1,107	2,125	3,731

Net exposure
Home loans	11,234	588	49	82	719	865	12,818
Credit cards, unsecured loans and other retail lending	31,404	3,664	200	147	4,011	634	36,049
Corporate loans	86,004	7,470	577	994	9,041	752	95,797
Total	128,642	11,722	826	1,223	13,771	2,251	144,664

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.2	18.3	10.9	6.1	26.9	3.0
Credit cards, unsecured loans and other retail lending	1.1	13.3	34.4	49.3	16.8	69.2	6.7
Corporate loans	0.1	2.9	3.0	0.6	2.7	33.8	0.8
Total	0.4	6.5	14.0	11.5	7.4	48.6	2.5

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,486	663	50	147	860	1,194	13,540
Credit cards, unsecured loans and other retail lending	29,548	4,381	305	240	4,926	2,078	36,552
Corporate loans	81,555	7,480	315	443	8,238	917	90,710
Total	122,589	12,524	670	830	14,024	4,189	140,802

Impairment allowance
Home loans	26	29	9	9	47	307	380
Credit cards, unsecured loans and other retail lending	356	694	118	160	972	1,433	2,761
Corporate loans	107	214	11	11	236	359	702
Total	489	937	138	180	1,255	2,099	3,843

Net exposure
Home loans	11,460	634	41	138	813	887	13,160
Credit cards, unsecured loans and other retail lending	29,192	3,687	187	80	3,954	645	33,791
Corporate loans	81,448	7,266	304	432	8,002	558	90,008
Total	122,100	11,587	532	650	12,769	2,090	136,959

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.4	18.0	6.1	5.5	25.7	2.8
Credit cards, unsecured loans and other retail lending	1.2	15.8	38.7	66.7	19.7	69.0	7.6
Corporate loans	0.1	2.9	3.5	2.5	2.9	39.1	0.8
Total	0.4	7.5	20.6	21.7	8.9	50.1	2.7

1

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £159.9bn (December 2018: £120.1bn) and impairment allowance of £21m (December 2018: £11m). This comprises £13m (December 2018: £9m) Expected Credit Loss (ECL) on £159.4bn (December 2018: £119.6bn) Stage 1 assets, £3m (December 2018: £2m) on £0.5bn (December 2018: £0.5bn) Stage 2 fair value through other comprehensive income assets and £5m (December 2018: £nil) on £5m (December 2018: £nil) Stage 3 other assets.

Barclays Bank PLC	9

Credit Risk

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Bank PLC Annual Report 2018 on page 173. Barclays Bank Group does not hold any material purchased or originated credit-impaired assets as at period end.

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	122,589	14,024	4,189	140,802
Transfers from Stage 1	(4,661)	4,348	313	-
Transfers from Stage 2	3,540	(4,255)	715	-
Transfers from Stage 3	36	98	(134)	-
Business activity in the year	32,336	984	25	33,345
Net drawdowns and repayments	(2,880)	1,482	331	(1,067)
Final repayments	(21,819)	(1,803)	(415)	(24,037)
Disposals	-	-	(21)	(21)
Write-offs[1]	-	-	(627)	(627)
As at 30 June 2019	129,141	14,878	4,376	148,395

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	489	1,255	2,099	3,843
Transfers from Stage 1	(58)	51	7	-
Transfers from Stage 2	246	(456)	210	-
Transfers from Stage 3	1	7	(8)	-
Business activity in the year	95	39	5	139
Net re-measurement and movement due to exposure and risk parameter changes	(243)	251	513	521
Final repayments	(31)	(40)	(53)	(124)
Disposals	-	-	(21)	(21)
Write-offs[1]	-	-	(627)	(627)
As at 30 June 2019[2]	499	1,107	2,125	3,731

Reconciliation of ECL movement to impairment charge/(release) for the period				£m
ECL movement excluding assets derecognised due to disposals and write-offs				536
Post write-off recoveries[1]				(47)
Exchange and other adjustments				(7)
Impairment charge on loan commitments and financial guarantees				22
Impairment charge on other financial assets[2]				6
Income statement charge/(release) for the period				510

1

In H119, gross write-offs amounted to £627m (H118: £788m) and post write-off recoveries amounted to £47m (H118: £43m). Net write-offs represent gross write-offs less post write off recoveries and amounted to £580m (H118: £745m).

2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £159.9bn (December 2018: £120.1bn) and impairment allowance of £21m (December 2018: £11m). This comprises £13m ECL (December 2018: £9m) on £159.4bn stage 1 assets (December 2018: £119.6bn) and £3m (December 2018: £2m) on £0.5bn stage 2 fair value through other comprehensive income assets (December 2018: £0.5bn) and £5m (December 2018: £0m) on £5m Stage 3 other assets (December 2018: £0m).

Barclays Bank PLC	10

Credit Risk

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	248,590	16,444	421	265,455
Net transfers between stages	(506)	142	364	-
Business activity in the year	44,043	1,538	9	45,590
Net drawdowns and repayments	(2,348)	997	(282)	(1,633)
Final repayments	(27,183)	(4,092)	(234)	(31,509)
As at 30 June 2019	262,596	15,029	278	277,903

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	91	104	22	217
Net transfers between stages	8	(6)	(2)	-
Business activity in the year	26	25	7	58
Net re-measurement and movement due to exposure and risk parameter changes	(17)	14	6	3
Final repayments	(15)	(26)	(1)	(42)
As at 30 June 2019	93	111	32	236

IFRS 9 models must assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Barclays Group Senior Scenario Review Committee (SSRC). Economic scenarios are regenerated at a minimum annually (to align with Barclays Group’s medium-term planning exercise) but also if external consensus regarding the UK or US economy materially changes. The SSRC monitors consensus and within the period there have been no sufficiently material changes to external consensus regarding the UK or US economy, and as such there have been no changes to the macroeconomic variable paths within each modelled scenario during 2019. There is however continued anticipated economic uncertainty in the UK and as a result the impairment adjustment of £50m, based broadly on the output of the sensitivity analysis at 31 December 2018, continues to be included in the impairment balance at 30 June 2019. The output of the sensitivity analysis at 31 December 2018 remains valid given the scenarios are unchanged and the portfolios are comparable. Please refer to pages 76 to 80 of the Barclays Bank PLC Annual Report 2018 for details.

Barclays Bank PLC	11

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury within Barclays Bank Group and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Half year ended 30.06.19			Half year ended 31.12.18			Half year ended 30.06.18[2]
	Average	High[3]	Low[3]	Average	High[3]	Low[3]	Average	High[3]	Low[3]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	14	8	10	13	8	11	16	8
Interest rate risk	5	9	3	8	14	3	9	18	4
Equity risk	9	16	5	7	14	4	7	12	4
Basis risk	7	9	6	7	8	6	5	7	4
Spread risk	4	5	3	6	9	3	5	9	3
Foreign exchange risk	3	5	2	3	5	1	3	7	2
Commodity risk	1	1	-	1	1	-	1	2	-
Inflation risk	2	3	2	3	3	2	3	4	2
Diversification effect[3]	(21)	n/a	n/a	(24)	n/a	n/a	(24)	n/a	n/a
Total management VaR	21	26	16	21	27	17	20	27	15

1	Excludes Barclays Africa Group Limited from 23 July 2018.
2	Includes the UK banking business for the three months ended 31 March 2018.
3

Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Barclays Bank PLC	12

Treasury and Capital Risk

Funding and liquidity

Overview

The liquidity pool increased to £191bn (December 2018: £182bn) driven largely by net customer deposits and increased wholesale funding during the period. This positions Barclays Bank Group prudently in the face of prevailing macroeconomic uncertainty.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.

The CRR (as amended by CRR II) Liquidity Coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2019, Barclays Bank PLC DoLSub held eligible liquid assets in excess of 100% of the net stress outflows to its internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.

A significant portion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at 30.06.19 £bn	As at 31.12.18 £bn
Barclays Bank Group liquidity pool	191	182

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	141	147

Barclays Bank PLC	13

Treasury and Capital Risk

Capital and leverage

Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval.

The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report H1 2019, due to be published on 23 August 2019, and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

On 27 June 2019, as part of the EU Risk Reduction Measure package, the CRR II entered into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which are implemented with immediate effect.

These exceptions primarily relate to the minimum requirement for own funds and eligible liabilities (MREL). Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1, 2, [3]	As at 30.06.19	As at 31.12.18
CET1	13.4%	13.5%
Tier 1 (T1)	18.1%	18.4%
Total regulatory capital	21.6%	22.2%

Capital resources	£bn	£bn
CET1 capital	22.4	23.4
T1 capital	30.2	31.9
Total regulatory capital	36.0	38.4

Total risk weighted assets (RWAs)	166.7	173.2

Leverage ratio1, [4]	£bn	£bn
CRR leverage ratio	3.8%	4.0%
T1 capital	30.2	31.9
CRR leverage exposure	801	791

1

Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2

The fully loaded CET1 ratio was 13.1%, with £21.8bn of CET1 capital and £166.1bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 13.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

4

No binding leverage minimum requirement has been set for Barclays Bank PLC solo-consolidated and it is only required to disclose a CRR leverage ratio. To aid comparability with leverage disclosure for other Barclays Group entities, the UK spot leverage ratio would be higher than the disclosed CRR leverage ratio taking into account the exemption of qualifying central bank claims in the UK leverage exposure.

Barclays Bank PLC	14

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

Continuing operations	Notes[1]	Half year ended 30.06.19 £m	Half year ended 30.06.18 £m
Net interest income		1,821	1,501
Net fee and commission income	3	2,829	2,862
Net trading income		2,093	2,319
Net investment income		337	494
Other income		42	77
Total income		7,122	7,253
Credit impairment charges and other provisions		(510)	(156)
Net operating income		6,612	7,097

Staff costs		(2,354)	(2,438)
Infrastructure, administration and general expenses		(2,488)	(2,319)
Litigation and conduct		(68)	(1,627)
Operating expenses		(4,910)	(6,384)

Profit on disposal of undertakings and share of results of associates and joint ventures		23	12
Profit before tax		1,725	725
Tax charge[2]	4	(260)	(294)
Profit after tax in respect of continuing operations		1,465	431
Loss after tax in respect of discontinued operations		-	(47)
Profit after tax		1,465	384

Attributable to:
Equity holders of the parent[2]		1,171	75
Other equity instrument holders		294	310
Total equity holders of the parent		1,465	385
Non-controlling interests in respect of continuing operations	5	-	(1)
Profit after tax		1,465	384

1	For notes to the Financial Statements see pages 21 to 46.
2

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £84m. Further detail can be found in Note 1, Basis of preparation on pages 21 to 22.

Barclays Bank PLC	15

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

	Notes[1]	Half year ended 30.06.19 £m	Half year ended 30.06.18 £m
Profit after tax		1,465	384
Profit after tax in respect of continuing operations		1,465	431
Loss after tax in respect of discontinued operations		-	(47)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:[2]
Currency translation reserve	13	232	350
Fair value through other comprehensive income reserve	13	359	(221)
Cash flow hedging reserve	13	612	(403)
Other		-	10
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations		1,203	(264)

Other comprehensive (loss)/income not recycled to profit or loss from continuing operations:[2]
Retirement benefit remeasurements	10	(140)	(54)
Fair value through other comprehensive income reserve	13	-	(267)
Own credit	13	44	(73)
Other comprehensive loss not recycled to profit or loss from continuing operations		(96)	(394)

Other comprehensive income/(loss) for the period from continuing operations		1,107	(658)

Other comprehensive loss for the period from discontinued operations		-	(3)

Total comprehensive income/(loss) for the period:
Total comprehensive income/(loss) for the period, net of tax from continuing operations		2,572	(227)
Total comprehensive loss for the period, net of tax from discontinued operations		-	(50)
Total comprehensive income/(loss) for the period		2,572	(277)

Attributable to:
Equity holders of the parent		2,572	(276)
Non-controlling interests		-	(1)
Total comprehensive income/(loss) for the period		2,572	(277)

1	For notes to the Financial Statements see pages 21 to 46.
2	Reported net of tax.

Barclays Bank PLC	16

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

Assets	Notes[1]	As at 30.06.19 £m	As at 31.12.18 £m
Cash and balances at central banks		123,629	136,359
Cash collateral and settlement balances		101,323	74,352
Loans and advances at amortised cost		144,664	136,959
Reverse repurchase agreements and other similar secured lending		7,865	1,613
Trading portfolio assets		120,025	104,038
Financial assets at fair value through the income statement		156,243	145,250
Derivative financial instruments		244,422	222,683
Financial assets at fair value through other comprehensive income		55,856	44,994
Investments in associates and joint ventures		732	762
Goodwill and intangible assets		1,282	1,327
Property, plant and equipment[2]		1,628	947
Current tax assets	4	2,041	1,713
Deferred tax assets	4	2,677	2,970
Retirement benefit assets	10	1,875	1,768
Other assets		5,004	1,965
Total assets		969,266	877,700

Liabilities
Deposits at amortised cost		215,125	199,337
Cash collateral and settlement balances		93,723	67,736
Repurchase agreements and other similar secured borrowing		5,992	7,378
Debt securities in issue		42,251	39,063
Subordinated liabilities	8	36,368	35,327
Trading portfolio liabilities		41,335	36,614
Financial liabilities designated at fair value		229,875	217,741
Derivative financial instruments		243,004	219,592
Current tax liabilities	4	613	621
Deferred tax liabilities	4	332	-
Retirement benefit liabilities	10	287	283
Other liabilities[2]		6,897	5,170
Provisions	9	854	1,127
Total liabilities		916,656	829,989

Equity
Called up share capital and share premium	11	2,348	2,348
Other reserves	13	4,608	3,361
Retained earnings		36,252	34,405
Shareholders’ equity attributable to ordinary shareholders of the parent		43,208	40,114
Other equity instruments	12	9,402	7,595
Total equity excluding non-controlling interests		52,610	47,709
Non-controlling interests	5	-	2
Total equity		52,610	47,711

Total liabilities and equity		969,266	877,700

1	For notes to the Financial Statements see pages 21 to 46.
2

Barclays Bank PLC adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £0.5bn, an increase in liabilities of £0.5bn, with no material impact on retained earnings.

Barclays Bank PLC	17

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

Half year ended 30.06.19	Called up share capital and share premium[1] £m	Other equity instruments[1] £m	Other reserves[1] £m	Retained earnings £m	Total £m	Non- controlling interests[2] £m	Total equity £m
Balance as at 1 January 2019	2,348	7,595	3,361	34,405	47,709	2	47,711
Profit after tax[3]	-	294	-	1,171	1,465	-	1,465
Currency translation movements	-	-	232	-	232	-	232
Fair value through other comprehensive income reserve	-	-	359	-	359	-	359
Cash flow hedges	-	-	612	-	612	-	612
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	294	1,247	1,031	2,572	-	2,572
Issue and exchange of other equity instruments	-	1,807	-	(11)	1,796	-	1,796
Other equity instruments coupons paid[3]	-	(294)	-	-	(294)	-	(294)
Equity settled share schemes	-	-	-	198	198	-	198
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(340)	(340)	-	(340)
Dividends paid	-	-	-	(27)	(27)	-	(27)
Capital contribution from Barclays PLC	-	-	-	995	995	-	995
Other movements	-	-	-	1	1	(2)	(1)
Balance as at 30 June 2019	2,348	9,402	4,608	36,252	52,610	-	52,610

Half year ended 31.12.18
Balance as at 1 July 2018	14,453	6,912	3,071	23,754	48,190	2	48,192
Profit after tax[3]	-	337	-	288	625	1	626
Currency translation movements	-	-	494	-	494	-	494
Fair value through other comprehensive income reserve	-	-	143	-	143	-	143
Cash flow hedges	-	-	96	-	96	-	96
Retirement benefit remeasurements	-	-	-	367	367	-	367
Own credit	-	-	131	-	131	-	131
Other	-	-	-	17	17	-	17
Total comprehensive income for the period	-	337	864	672	1,873	1	1,874
Issue and exchange of other equity instruments	-	683	-	(312)	371	-	371
Capital reorganisation	(12,092)	-	-	12,092	-	-	-
Other equity instruments coupons paid[3]	-	(337)	-	-	(337)	-	(337)
Redemption of preference shares	(13)	-	21	(2,048)	(2,040)	-	(2,040)
Equity to debt reclassification	-	-	(272)	-	(272)	-	(272)
Equity settled share schemes	-	-	-	165	165	-	165
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	3	3	-	3
Dividends paid	-	-	-	(515)	(515)	-	(515)
Capital contribution from Barclays PLC	-	-	-	1,000	1,000	-	1,000
Net equity impact of intragroup transfers	-	-	(323)	(402)	(725)	-	(725)
Other movements	-	-	-	(4)	(4)	(1)	(5)
Balance as at 31 December 2018	2,348	7,595	3,361	34,405	47,709	2	47,711

1	Details of share capital, other equity instruments and other reserves are shown on pages 35 to 36.
2	Details of non-controlling interests are shown on page 25.
3

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing the profit after tax for H218 by £91m. Further detail can be found in Note 1, basis of preparation on pages 21 to 22.

Barclays Bank PLC	18

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

Half year ended 30.06.18	Called up share capital and share premium[1] £m	Other equity instruments[1] £m	Other reserves[1] £m	Retained earnings £m	Total £m	Non- controlling interests[2] £m	Total equity £m
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	14,453	8,982	3,672	36,476	63,583	1	63,584
Continuing operations
Profit after tax[3]	-	310	-	122	432	(1)	431
Currency translation movements	-	-	350	-	350	-	350
Fair value through other comprehensive income reserve	-	-	(488)	-	(488)	-	(488)
Cash flow hedges	-	-	(403)	-	(403)	-	(403)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	-	10
Total comprehensive income net of tax from continuing operations	-	310	(614)	78	(226)	(1)	(227)
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(47)	(50)	-	(50)
Total comprehensive income for the period	-	310	(617)	31	(276)	(1)	(277)
Other equity instruments coupons paid[3]	-	(310)	-	-	(310)	-	(310)
Equity settled share schemes	-	-	-	208	208	-	208
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(421)	(421)	-	(421)
Dividends paid	-	-	-	(14,274)	(14,274)	-	(14,274)
Capital contribution from Barclays PLC	-	-	-	2,000	2,000	-	2,000
Net equity impact of intragroup transfers	-	(2,070)	16	(236)	(2,290)	-	(2,290)
Other movements	-	-	-	(30)	(30)	2	(28)
Balance as at 30 June 2018	14,453	6,912	3,071	23,754	48,190	2	48,192

1	Details of share capital, other equity instruments and other reserves are shown on pages 35 to 36.
2	Details of non-controlling interests are shown on page 25.
3

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing the profit after tax for H118 by £84m. Further detail can be found in Note 1, basis of preparation on pages 21 to 22.

Barclays Bank PLC	19

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

Continuing operations	Half year ended 30.06.19 £m	Half year ended 30.06.18 £m
Profit before tax	1,725	725
Adjustment for non-cash items[1]	314	2,360
Changes in operating assets and liabilities[2]	(4,354)	(6,553)
Corporate income tax paid	(260)	(166)
Net cash from operating activities	(2,575)	(3,634)
Net cash transferred as part of the UK banking business disposal[2]	-	(39,703)
Other investing activities	(9,094)	(6,030)
Net cash from investing activities	(9,094)	(45,733)
Net cash from financing activities[1]	2,552	(2,057)
Effect of exchange rates on cash and cash equivalents	652	404
Net decrease in cash and cash equivalents from continuing operations	(8,465)	(51,020)
Net cash from discontinued operations	-	(468)
Net decrease in cash and cash equivalents	(8,465)	(51,488)
Cash and cash equivalents at beginning of the period	167,357	204,452
Cash and cash equivalents at end of the period	158,892	152,964

1	As at 30 June 2018, £120m was reclassified from net cash from financing activities to adjustments for non-cash items.
2	As at 30 June 2018, £2.4bn of cash equivalents were reclassified from changes in operating assets and liabilities to net cash transferred as part of the UK business banking disposal.

Barclays Bank PLC	20

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with the DTR of the UK FCA and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

In April 2018, Barclays Bank PLC transferred its UK banking business to Barclays Bank UK PLC. The notes to these interim financial statements do not include a Disposal note as there is no related activity in the current period. Relevant prior period comparative information is available in Note 2, Disposal of business and transfer of ownership of subsidiary on pages 161 to 163 in the Barclays Bank PLC Annual Report 2018.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2018, except as disclosed below.

1.	IFRS 16 – Leases

IFRS 16, Leases, which replaced IAS 17, Leases, was applied effective from 1 January 2019. IFRS 16 applies to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38, Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41, Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 includes an accounting policy choice for a lessee to elect not to apply IFRS 16 to remaining assets within the scope of IAS 38, Intangible Assets, which the Barclays Bank Group has decided to apply.

IFRS 16 does not result in a significant change to lessor accounting; however, for lessee accounting there is no longer a distinction between operating and finance leases. Lessees will be required to recognise both:

•	A lease liability, measured at the present value of remaining cash flows on the lease, and
•

A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

There is a recognition exemption in IFRS 16 for leases with a term not exceeding 12 months, which allows the lessee to apply similar accounting as an operating lease under IAS 17.

The Barclays Bank Group applied IFRS 16 on a modified retrospective basis and took advantage of the option not to restate comparative periods. The Barclays Bank Group applied the following transition options available under the modified retrospective approach:

•	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments.
•

To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Bank Group adjusted the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision.

•	To apply the recognition exception for leases with a term not exceeding 12 months.
•	To use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The impact on adoption was an increase in property, plant and equipment of £0.5bn, and an increase in other liabilities of £0.5bn, with no material impact on retained earnings.

2.	IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. IFRIC 23 has been applied from 1 January 2019. There was no significant effect from the adoption of IFRIC 23 in relation to accounting for uncertain tax positions.

Barclays Bank PLC	21

Financial Statement Notes

3.	IAS 12 – Income Taxes – Amendments to IAS 12

The IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. The amendments of IAS 12 were applied to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. This resulted in reducing the tax charge and increasing profit after tax for H119 by £77m and H118 by £84m. This change does not impact retained earnings.

4.	IAS 19 – Employee Benefits – Amendments to IAS 19

The IASB issued amendments to the guidance in IAS 19, Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments have been applied to plan amendments, curtailments or settlements occurring on or after 1 January 2019. There was no significant effect from the adoption of the amendments of IAS 19.

5.	Going concern

Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

6.	Other disclosures

The Credit risk disclosures on pages 9 to 11 form part of these interim financial statements.

Barclays Bank PLC	22

Financial Statement Notes

2.	Segmental reporting

Analysis of results by business

Half year ended 30.06.19	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Bank Group £m
Total income	5,149	2,193	(220)	7,122
Credit impairment charges and other provisions	(96)	(396)	(18)	(510)
Net operating income/(expenses)	5,053	1,797	(238)	6,612
Total operating expenses	(3,615)	(1,211)	(84)	(4,910)
Other net income/(expenses)[1]	15	16	(8)	23
Profit/(loss) before tax from continuing operations	1,453	602	(330)	1,725

As at 30.06.19	£bn	£bn	£bn	£bn
Total assets	882.1	73.1	14.1	969.3

Half year ended 30.06.18	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Bank Group £m
Total income	5,373	2,137	(257)	7,253
Credit impairment releases/(charges) and other provisions	182	(343)	5	(156)
Net operating income/(expenses)	5,555	1,794	(252)	7,097
Total operating expenses	(3,628)	(1,134)	(1,622)	(6,384)
Other net income/(expenses)[1]	8	17	(13)	12
Profit/(loss) before tax from continuing operations	1,935	677	(1,887)	725

As at 31.12.18	£bn	£bn	£bn	£bn
Total assets	792.5	71.6	13.6	877.7

1

Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region[1]

	Half year ended 30.06.19 £m	Half year ended 30.06.18 £m
UK	2,000	2,118
Europe	863	1,026
Americas	3,825	3,735
Africa and Middle East	75	62
Asia	359	312
Total	7,122	7,253

1	The geographic region is based on counterparty location.

Barclays Bank PLC	23

Financial Statement Notes

3.	Fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	185	1,168	-	1,353
Advisory	364	41	-	405
Brokerage and execution	512	24	-	536
Underwriting and syndication	1,240	-	-	1,240
Other	62	124	16	202
Total revenue from contracts with customers	2,363	1,357	16	3,736
Other non-contract fee income	54	-	-	54
Fee and commission income	2,417	1,357	16	3,790
Fee and commission expense	(350)	(611)	-	(961)
Net fee and commission income	2,067	746	16	2,829

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	185	1,072	-	1,257
Advisory	340	37	-	377
Brokerage and execution	553	30	-	583
Underwriting and syndication	1,368	-	-	1,368
Other	3	78	16	97
Total revenue from contracts with customers	2,449	1,217	16	3,682
Other non-contract fee income	55	-	-	55
Fee and commission income	2,504	1,217	16	3,737
Fee and commission expense	(337)	(538)	-	(875)
Net fee and commission income	2,167	679	16	2,862

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

Barclays Bank PLC	24

Financial Statement Notes

4.	Tax

The tax charge for H119 was £260m (H118: £294m), representing an effective tax rate of 15.1% (H118: 40.6%). The effective tax rate for H119 was substantially lower than H118, primarily due to charges for litigation and conduct in H118 which were non-deductible for tax purposes. From 2019, a change in accounting standards has required tax relief on payments made under AT1 instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement. Excluding this accounting change, the Barclays Bank Group’s effective tax rate would have been 19.5%.

	Assets		Liabilities
Current and deferred tax assets and liabilities	As at 30.06.19 £m	As at 31.12.18 £m	As at 30.06.19 £m	As at 31.12.18 £m
Current tax	2,041	1,713	(613)	(621)
Deferred tax	2,677	2,970	(332)	-
Total	4,718	4,683	(945)	(621)

Deferred tax assets and liabilities			As at 30.06.19 £m	As at 31.12.18 £m
USA			2,293	2,541
UK			-	3
Other			384	426
Deferred tax assets			2,677	2,970
Deferred tax liabilities - UK			(332)	-

Analysis of deferred tax assets
Temporary differences			2,289	2,441
Tax losses			388	529
Deferred tax assets			2,677	2,970

5.	Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.19	30.06.18	30.06.19	31.12.18
	£m	£m	£m	£m
Other non-controlling interests	-	(1)	-	2

6.	Dividends on ordinary shares

	Half year ended 30.06.19	Half year ended 30.06.18
Dividends paid during the period	£m	£m
Ordinary shares[1]	-	14,168
Preference shares	27	106
Total	27	14,274

1	H118 included the dividend in specie of £14bn paid to Barclays PLC for transferring the equity ownership in Barclays Bank UK PLC.

A half year dividend for 2019 of £233m will be paid on 16 September 2019.

Barclays Bank PLC	25

Financial Statement Notes

7.	Fair value of financial instruments

This section should be read in conjunction with Note 18, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2018 and Note 1, Basis of preparation on pages 21 to 22, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
As at 30.06.19	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
Trading portfolio assets	58,369	58,108	3,548	120,025
Financial assets at fair value through the income statement	10,586	141,970	3,687	156,243
Derivative financial instruments	6,004	232,717	5,701	244,422
Financial assets at fair value through other comprehensive income	19,113	36,573	170	55,856
Investment property	-	-	8	8
Total assets	94,072	469,368	13,114	576,554

Trading portfolio liabilities	(24,439)	(16,890)	(6)	(41,335)
Financial liabilities designated at fair value	(98)	(229,493)	(284)	(229,875)
Derivative financial instruments	(5,728)	(232,477)	(4,799)	(243,004)
Total liabilities	(30,265)	(478,860)	(5,089)	(514,214)

As at 31.12.18
Trading portfolio assets	51,029	49,396	3,613	104,038
Financial assets at fair value through the income statement	8,918	131,682	4,650	145,250
Derivative financial instruments	6,813	210,655	5,215	222,683
Financial assets at fair value through other comprehensive income	15,751	28,888	355	44,994
Investment property	-	-	9	9
Total assets	82,511	420,621	13,842	516,974

Trading portfolio liabilities	(19,401)	(17,210)	(3)	(36,614)
Financial liabilities designated at fair value	(76)	(217,404)	(261)	(217,741)
Derivative financial liabilities	(6,152)	(208,697)	(4,743)	(219,592)
Total liabilities	(25,629)	(443,311)	(5,007)	(473,947)

Barclays Bank PLC	26

Financial Statement Notes

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.19	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	152,892	2,320	-	(145,912)	(2,071)
Foreign exchange derivatives	-	56,187	209	-	(57,976)	(289)
Credit derivatives	-	11,565	1,448	-	(11,626)	(369)
Equity derivatives	6,004	10,871	1,711	(5,728)	(15,801)	(2,057)
Commodity derivatives	-	1,202	13	-	(1,162)	(13)
Government and government sponsored debt	46,619	56,909	2	(11,321)	(11,755)	-
Corporate debt	-	18,827	616	-	(5,671)	(6)
Certificates of deposit, commercial paper and other money market instruments	-	554	-	-	(7,939)	(21)
Margin lending	-	15,306	-	-	(23,860)	-
Reverse repurchase and repurchase agreements	-	123,464	13	-	(148,870)	-
Non-asset backed loans	-	7,349	4,071	-	-	-
Asset backed securities	-	3,157	669	-	(28)	-
Issued debt	-	-	-	-	(47,402)	(263)
Equity cash products	41,347	10,190	357	(13,118)	(804)	-
Private equity investments	4	-	185	-	-	-
Other[1]	98	895	1,500	(98)	(54)	-
Total	94,072	469,368	13,114	(30,265)	(478,860)	(5,089)

As at 31.12.18
Interest rate derivatives	-	122,975	2,478	-	(118,231)	(2,456)
Foreign exchange derivatives	-	63,960	192	-	(63,897)	(185)
Credit derivatives	-	9,374	1,381	-	(9,188)	(331)
Equity derivatives	6,813	12,933	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	-	1,413	28	-	(1,380)	(28)
Government and government sponsored debt	38,910	47,882	14	(8,143)	(11,154)	-
Corporate debt	-	14,529	456	-	(5,085)	-
Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)
Margin lending	-	10,388	-	-	(26,875)	-
Reverse repurchase and repurchase agreements	-	118,623	768	-	(139,361)	-
Non-asset backed loans	-	7,378	4,452	-	-	-
Asset backed securities	-	2,265	688	-	(245)	-
Issued debt	-	-	-	-	(42,104)	(251)
Equity cash products	36,705	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	-	190	-	-	-
Other[1]	76	571	1,361	(76)	(53)	-
Total	82,511	420,621	13,842	(25,629)	(443,311)	(5,007)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

Barclays Bank PLC	27

Financial Statement Notes

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2018: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC	28

Financial Statement Notes

Level 3 movement analysis

						Total gains and losses in the period recognised in the income statement		Transfers
	As at 01.01.19	Purchases	Sales	Issues	Settlements	Trading income	Other income	In	Out	As at 30.06.19

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	1,836	2	-	-	(132)	70	-	-	(1)	1,775
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	191	4	(3)	-	(1)	-	(6)	-	-	185
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	4,650	2,349	(2,622)	-	(145)	91	181	24	(841)	3,687

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)

Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Financial liabilities designated at fair value	(261)	-	-	(16)	2	5	(1)	(14)	1	(284)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments[1]	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	8,835	3,685	(4,047)	(16)	(165)	367	179	16	(829)	8,025

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Barclays Bank PLC	29

Financial Statement Notes

Level 3 movement analysis

						Total gains and losses in the period recognised in the income statement		Transfers
	As at 01.01.18 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	In £m	Out £m	As at 30.06.18 £m
Government and government sponsored debt	49	11	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	130	(267)	3,841
Non-asset backed loans	6,073	16	(4,432)	-	(238)	4	-	-	(4)	1,419
Equity cash products	8	11	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(6,436)	-	(238)	8	163	-	(18)	3,679
Equity cash products	36	-	(17)	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	(32)	105
Investment property	116	-	(104)	-	(5)	-	4	-	-	11
Trading portfolio liabilities	(4)	-	2	-	-	-	-	2	-	-
Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	(219)	125	(337)
Interest rate derivatives	(150)	-	-	-	96	(46)	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	33	175	(747)
Net derivative financial instruments[1]	137	24	(428)	-	285	(157)	-	(301)	213	(227)
Total	9,470	5,094	(7,182)	(4)	15	(119)	165	(388)	21	7,072

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Barclays Bank PLC	30

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.19			Half year ended 30.06.18
	Income statement		Total	Income statement		Total
	Trading income	Other income		Trading income	Other income

	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	-	21	(3)	-	(3)
Financial assets at fair value through the income statement	75	178	253	7	116	123
Investment properties	-	(1)	(1)	-	-	-
Trading portfolio liabilities	2	-	2	-	-	-
Financial liabilities designated at fair value	6	-	6	18	-	18
Net derivative financial instruments	212	-	212	(155)	-	(155)
Total	316	177	493	(133)	116	(17)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.19		As at 31.12.18
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes

	£m	£m	£m	£m
Interest rate derivatives	52	(118)	80	(162)
Foreign exchange derivatives	11	(14)	7	(10)
Credit derivatives	125	(79)	126	(73)
Equity derivatives	107	(108)	110	(112)
Commodity derivatives	1	(1)	1	(1)
Corporate debt	12	(10)	10	(2)
Non-asset backed loans	138	(241)	141	(210)
Equity cash products	130	(173)	121	(155)
Private equity investments	6	(7)	-	(10)
Other[1]	2	(2)	2	(2)
Total	584	(753)	598	(737)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £584m (December 2018: £598m) or to decrease fair values by up to £753m (December 2018: £737m) with all the effect impacting profit and loss.

Barclays Bank PLC	31

Financial Statement Notes

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2018. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2018.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.19 £m	As at 31.12.18 £m
Exit price adjustments derived from market bid-offer spreads	(448)	(451)
Uncollateralised derivative funding	(60)	(47)
Derivative credit valuation adjustments	(149)	(125)
Derivative debit valuation adjustments	192	237

●	Uncollateralised derivative funding increased by £13m to £60m as a result of changes in underlying derivative exposures
●	Derivative credit valuation adjustments increased by £24m to £149m as a result of changes in underlying derivative exposures
●	Derivative debit valuation adjustments decreased by £45m to £192m as a result of tightening in Barclays’ credit spreads

Portfolio exemption

Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £106m (December 2018: £127m) for financial instruments measured at fair value and £32m (December 2018: £31m) for financial instruments carried at amortised cost. The decrease in financial instruments measured at fair value of £21m (December 2018: £32m increase) was driven by additions of £23m (December 2018: £65m) offset by a transfer out of £nil (December 2018: £15m) to Barclays Bank UK PLC and £44m (December 2018: £18m) of amortisation and releases. The increase of £1m (December 2018: £222m decrease) in financial instruments carried at amortised cost was driven by the transfer out of £nil (December 2018: £222m) to Barclays Bank UK PLC and £nil (December 2018: £2m) of amortisation and releases offset by additions of £1m (December 2018: £2m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,452m (December 2018: £4,797m).

Barclays Bank PLC	32

Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays Bank PLC Annual Report 2018 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet.

	As at 30.06.19		As at 31.12.18
Financial assets	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Loans and advances at amortised cost
- Home loans	12,818	12,242	13,160	12,592
- Credit cards, unsecured loans and other retail lending	34,035	34,951	31,921	33,115
- Finance lease receivables	2,035	2,178	1,886	2,057
- Corporate loans	95,776	95,053	89,992	89,671
Reverse repurchase agreements and other similar secured lending	7,865	7,865	1,613	1,613

Financial liabilities
Deposits at amortised cost
- Banks	(19,579)	(19,579)	(15,569)	(15,569)
- Current and demand accounts	(78,961)	(78,961)	(77,264)	(77,264)
- Savings accounts	(27,008)	(27,008)	(26,980)	(26,980)
- Other time deposits	(89,577)	(89,569)	(79,524)	(79,524)
Repurchase agreements and other similar secured borrowing	(5,992)	(5,992)	(7,378)	(7,378)
Debt securities in issue	(42,251)	(42,247)	(39,063)	(39,083)
Subordinated liabilities	(36,368)	(36,905)	(35,327)	(36,174)

Barclays Bank PLC	33

Financial Statement Notes

8.	Subordinated liabilities

	Half year ended 30.06.19 £m	Year ended 31.12.18 £m
Opening balance as at 1 January	35,327	24,193
Issuances	4,508	221
Redemptions	(4,321)	(3,246)
Other	854	14,159
Closing balance	36,368	35,327

Issuances of £4,508m include £3,396m intra-group loans from Barclays PLC and $1,300m 5.088% Fixed-to-Floating Rate Subordinated Notes (£1,035m) issued intra-group to Barclays PLC as well as £77m externally issued USD Floating Rate Notes.

Redemptions totalling £4,321m include £3,000m externally issued 14% Step-up Callable Perpetual Reserve Capital Instruments, £1,230m 4.375% Fixed Rate intra-group loans from Barclays PLC and £77m externally issued USD Floating Rate Notes. Barclays Securities Japan Limited redeemed two externally issued JPY 1,000m dated loans during the period, totalling £14m.

Other movements in the six months ended 30 June 2019 predominantly include fair value hedge adjustments, accrued interest and foreign exchange rate movements.

9.	Provisions

	As at 30.06.19 £m	As at 31.12.18 £m
Customer redress	104	127
Legal, competition and regulatory matters	224	411
Redundancy and restructuring	71	68
Undrawn contractually committed facilities and guarantees	236	217
Onerous contracts	18	90
Sundry provisions	201	214
Total	854	1,127

Barclays Bank PLC	34

Financial Statement Notes

10.	Retirement benefits

As at 30 June 2019, Barclays Bank Group’s IAS 19 pension surplus across all schemes was £1.6bn (December 2018: £1.5bn). The UK Retirement Fund (UKRF), which is Barclays Bank Group’s main scheme, had an IAS 19 pension surplus of £1.8bn (December 2018: £1.7bn). The movement for the UKRF was driven by higher than assumed asset returns and payment of a deficit reduction contribution, offset by a decrease in the discount rate.

UKRF funding valuations

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.0bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit reduction contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit reduction contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit reduction contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

11.	Called up share capital

Ordinary shares

As at 30 June 2019 the issued ordinary share capital of Barclays Bank PLC comprised 2,342 million (December 2018: 2,342 million) ordinary shares of £1 each.

Preference shares

As at 30 June 2019 the issued preference share capital of Barclays Bank PLC of £6m (December 2018: £6m) comprised 1,000 Sterling Preference Shares of £1 each (December 2018: 1,000); 31,856 Euro Preference Shares of €100 each (December 2018: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2018: 58,133).

There was no issuance or redemption of ordinary or preference shares in the six months ended on 30 June 2019.

12.	Other equity instruments

Other equity instruments of £9,402m (December 2018: £7,595m) include AT1 securities issued to Barclays PLC by Barclays Bank PLC. There have been two issuances to Barclays PLC in the period, $2.0bn 8% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and £300m 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRR. AT1 securities are undated and are repayable, at the option of Barclays Bank PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

Barclays Bank PLC	35

Financial Statement Notes

13.	Other reserves

	As at 30.06.19 £m	As at 31.12.18 £m
Currency translation reserve	4,159	3,927
Fair value through other comprehensive income reserve	61	(298)
Cash flow hedging reserve	489	(123)
Own credit reserve	(77)	(121)
Other reserves	(24)	(24)
Total	4,608	3,361

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2019, there was a credit balance of £4,159m (December 2018: £3,927m credit) in the currency translation reserve. The £232m credit movement principally reflected the strengthening of period end USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2019, there was a credit balance of £61m (December 2018: £298m debit) in the fair value through other comprehensive income reserve. The gain of £359m is principally reflected by a £679m gain from the increase in fair value of bonds due to decreasing bond yields, partially offset by £200m of net gains transferred to net profit and a tax charge of £120m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2019, there was a credit balance of £489m (December 2018: £123m debit) in the cash flow hedging reserve. The increase of £612m principally reflected a £844m increase in the fair value of interest rate swaps held for hedging purposes as interest rate curves decreased partially offset by £31m of gains transferred to net profit and a tax charge of £204m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2019, there was a debit balance of £77m (December 2018: £121m debit) in the own credit reserve. The movement of £44m is principally reflected by a £68m gain from the widening of Barclays’ funding spreads offset by tax of £24m.

Other reserves

As at 30 June 2019, there was a debit balance of £24m (December 2018: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

Barclays Bank PLC	36

Financial Statement Notes

14.	Contingent liabilities and commitments

Contingent liabilities	As at 30.06.19 £m	As at 31.12.18 £m
Guarantees and letters of credit pledged as collateral security	16,106	15,046
Performance guarantees, acceptances and endorsements	5,771	4,348
Total	21,877	19,394

Commitments
Documentary credits and other short-term trade related transactions	1,273	1,741
Standby facilities, credit lines and other commitments	270,192	256,027
Total	271,465	257,768

In addition to the above, Note 15, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays Bank Group.

15.	Legal, competition and regulatory matters

Barclays Bank PLC and the Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC brought by the SFO, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

FCA Proceedings and other investigations

In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of approximately £1.6bn (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in June 2020.

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Financial Statement Notes

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices and the amount of PCP’s claim do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately Barclays has been cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed. Barclays is in advanced discussions to resolve this matter.

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with a number of regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Additional USD LIBOR Cases in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018,

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Financial Statement Notes

the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order has been dismissed.

Beginning in January 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers’ Association in 2014. These actions have been consolidated.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Non-US Benchmarks Cases

In the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

In addition to the US and UK actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions. Under the plea agreement with the DoJ, which was approved by the US District Court for the District of Connecticut in January 2017, Barclays PLC agreed to a term of probation of three years. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. In May 2019, the European Commission announced two settlements and Barclays has paid total penalties of approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements, which require Barclays to pay total penalties of approximately CHF 27m.

Claimed amounts/Financial impact

Aside from the settlements described above, Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

FX Opt Out Action

In 2014, a number of civil actions filed in the SDNY alleging manipulation of Foreign Exchange markets were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018. In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs have filed an amended complaint, except as to their federal claims.

Non-US FX Actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential mortgage related litigation

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS). Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to approximately $5bn of Barclays sponsored securitisations. In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties. There are no stated expiration provisions applicable to most R&Ws made by Barclays or the Acquired Subsidiary. Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2019 associated with R&Ws made by Barclays or the Acquired Subsidiary had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests described above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. These civil actions are ongoing. An intermediate appellate court has found that claims related to certain R&Ws are time-barred. This decision is being appealed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached settlement agreements with the SEC and NYAG, which required Barclays to pay $35m to each. Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action. The parties have agreed to a settlement of this action for $27m, which has received final court approval.

Claimed amounts/Financial impact

Aside from the settlements described above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

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Financial Statement Notes

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Execution Services Limited (formerly Barclays Services Limited), Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US Government Sponsored Entities Bond Civil Class Action

In a putative consolidated class action filed in the SDNY in 2019, plaintiffs allege that BCI and certain other bond dealers conspired to fix the prices of government sponsored entity bonds in violation of US antitrust law from January 2009 through January 2016.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

In 2018, a putative consolidated class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A. was consolidated in the US District Court in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government Bonds from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. BDC has appealed that decision.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court. In respect of another complaint, the defendants’ motion to dismiss was granted in March 2019, but the plaintiffs have moved to file an amended complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

General

Barclays Bank PLC and its subsidiaries are engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. The Barclays Bank Group is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

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Financial Statement Notes

16.	Related party transactions

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Fellow subsidiaries

Transactions between the Barclays Bank Group and other subsidiaries of the parent company meet the definition of related party transactions.

Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.19		Half year ended 30.06.18
	Parent £m	Fellow subsidiaries £m	Parent £m	Fellow subsidiaries £m
Total income	(275)	32	(77)	1
Operating expenses	(46)	(1,546)	(72)	(2,045)

	As at 30.06.19		As at 31.12.18
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	1,707	2,332	727	1,091
Total liabilities	26,315	1,272	21,405	2,058

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2019 have materially affected the financial position or performance of the Barclays Bank Group during this period.

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Financial Statement Notes

17.	Barclays Bank PLC parent condensed balance sheet

Assets	As at 30.06.19 £m	As at 31.12.18 £m
Cash and balances at central banks	104,789	126,002
Cash collateral and settlement balances	87,509	66,196
Loans and advances at amortised cost	159,466	156,764
Reverse repurchase agreements and other similar secured lending	12,108	5,766
Trading portfolio assets	89,066	73,480
Financial assets at fair value through the income statement	180,560	179,365
Derivative financial instruments	243,388	221,247
Financial assets at fair value through other comprehensive income	54,659	43,706
Investment in associates and joint ventures	138	140
Investment in subsidiaries	16,310	14,958
Goodwill and intangible assets	117	123
Property, plant and equipment[1]	445	103
Current tax assets	1,782	1,439
Deferred tax assets	1,080	1,249
Retirement benefit schemes	1,850	1,748
Other assets	4,087	1,110
Total assets	957,354	893,396

Liabilities
Deposits at amortised cost	240,920	231,017
Cash collateral and settlement balances	77,817	56,358
Repurchase agreements and other similar secured borrowing	10,031	11,113
Debt securities in issue	28,384	26,391
Subordinated liabilities	36,137	35,085
Trading portfolio liabilities	50,940	46,626
Financial liabilities designated at fair value	220,597	216,966
Derivative financial instruments	238,992	221,590
Current tax liabilities	379	376
Deferred tax liabilities	332	—
Retirement benefit liabilities	115	124
Other liabilities[1]	4,723	3,295
Provisions	610	818
Total liabilities	909,977	849,759

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	12,168	10,361
Other reserves	1,478	383
Retained earnings	31,383	30,545
Total equity	47,377	43,637

Total liabilities and equity	957,354	893,396

1

Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £0.3bn, an increase in liabilities of £0.3bn, with no material impact on retained earnings.

Following a decision to move all European Branch operations to Barclays Bank Ireland PLC, Barclays Bank PLC transferred its businesses in France, Italy, Netherlands, Portugal, Spain and Sweden in Q1 2019.

There was no impact on the consolidated financial statements of the Barclays Bank PLC Group. The most material impacts on the balance sheet of Barclays Bank PLC affect loans and advances at amortised cost of £7,043m, deposits at amortised cost of £3,455m, and repurchase agreements and other similar secured lending of £2,827m. The total net assets transferred to Barclays Bank Ireland PLC were £181m in exchange for 99.4m ordinary shares issued by Barclays Bank Ireland PLC. As a result, Barclays Bank PLC increased its investment in Barclays Bank Ireland PLC by £181m.

In addition to this, in March 2019, Barclays Bank PLC transferred to Barclays Bank Ireland PLC financial liabilities designated at fair value of £3,780m, in exchange for cash consideration.

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Other Information

Results timetable[1]	Date
2019 Annual Report	13 February 2020

				% Change[3]
Exchange rates[2]	30.06.19	31.12.18	30.06.18	31.12.18	30.06.18
Period end - USD/GBP	1.27	1.28	1.32	(1%)	(4%)
6 month average - USD/GBP	1.29	1.29	1.38	-	(7%)
3 month average - USD/GBP	1.29	1.29	1.36	-	(5%)
Period end - EUR/GBP	1.12	1.12	1.13	-	(1%)
6 month average - EUR/GBP	1.15	1.12	1.14	3%	1%
3 month average - EUR/GBP	1.14	1.13	1.14	1%	-

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.

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Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Bank Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Bank Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays Bank PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

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Glossary of Terms

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in BAGL is now classified as a financial asset at fair value through other comprehensive income.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclaycard Consumer UK’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Barclays’ or ’Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring)).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays Execution Services’ or ‘BX’ or BSerL’ or ‘Group Service Company’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring)

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

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Glossary of Terms

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of RWAs.

‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments enter into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II).

‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital that are eligible to satisfy capital requirements under CRD IV. Referred to as ‘own funds’ within EU regulatory texts.

‘Capital risk’ The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Bank Group’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Client Assets’ Assets managed or administered by Barclays Bank Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

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Glossary of Terms

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Combined Buffer Requirement’ In the context of the CRD capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions (including merchant acquiring) and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Bank Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Bank Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

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Glossary of Terms

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements and implements enhanced Basel 3 proposals in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

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Glossary of Terms

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Bank Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Bank Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Bank Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Bank Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Bank Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Bank Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Bank Group. These are liabilities of the Barclays Bank Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Bank Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk

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Glossary of Terms

increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Bank Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Bank Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

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Glossary of Terms

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Bank Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

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‘Foreign exchange derivatives’ The Barclays Bank Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross write-off rates’ Expressed as a percentage and represents balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

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‘Gross new lending’ New lending advanced to customers during the period.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Bank Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The

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Glossary of Terms

settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Bank Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Bank Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

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‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Bank Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Bank Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Bank Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Bank Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

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‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

‘Methodology and policy’ In the context of the Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of RWAs, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

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‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of RWAs, Counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

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‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Bank Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Own funds’ The sum of Tier 1 and Tier 2 capital.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Bank Group’s earnings and capital being adversely impacted by the Barclays Bank Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Bank Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Bank Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market and operational risk.

‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. This requirement is the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Bank Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

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‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Bank Group described in the risk review section of the Barclays Bank PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying central bank claims‘ an amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

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‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Bank Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Bank Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average RWAs.

‘Return on average tangible shareholders’ equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.

‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

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‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

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Glossary of Terms

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Bank Group (either financial or non-financial), assessing the Barclays Bank Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

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‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Bank Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.

‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.

‘Total capital ratio’ Total Regulatory capital as a percentage of RWAs.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

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‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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